Pacific Life & Annuity Company
700 Newport Center Drive
Newport Beach, California 92660-6397
August 4, 2010
Attention: EDGAR Filing Desk
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, NE
Washington, DC 20549-8629

Re:	Post-Effective Amendment No. 1 for Pacific Dynamix (File Number 333-140986) funded by Separate Account A of Pacific Life & Annuity Company (File Number 811-09203); Request for Withdrawal of Post-Effective Amendment
Dear Sir or Madam:
Pursuant to Rule 477 of the Securities Act of 1933, as amended, and on behalf of Pacific Life & Annuity Company (“PL&A”) and Separate Account A of PL&A, we hereby request the withdrawal of the Registration Statement on Form N-4 for the Pacific Dynamix Variable Annuity, initially filed with the U.S Securities and Exchange Commission on March 1, 2007 (Accession No. 0000892569-07-000180) and declared effective July 17, 2007.
We request withdrawal of this Registration Statement since PL&A did not market the security, no securities were sold in connection with the offering, and PL&A will not offer the security in the future. Please note that this request for withdrawal is not meant to extend to the registered status of the separate account, which is the funding vehicle for other variable annuity contracts of the company.
If you have any questions regarding this matter, please contact the undersigned at (949) 219-3943.
Sincerely,
/s/ BRANDON J. CAGE
Brandon J. Cage
Assistant Vice President, Counsel